QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21

Subsidiaries of the Registrant

        The following are wholly-owned subsidiaries of the registrant, EF Johnson Technologies, Inc., a Delaware corporation:

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
E.F. Johnson Company	Minnesota
Transcrypt International, Inc.	Delaware
3eTechnologies International, Inc.	Maryland

QuickLinks

  Exhibit 21